Exhibit 99.1

FEMSA Informs about media reports

Monterrey, Mexico, May 4, 2015. - In relation to several news articles that have been published in the media, Fomento Económico Mexicano, S.A.B. de C.V. (BMV: FEMSAUBD; NYSE: FMX) (“FEMSA” or the “Company”), notes the following:

• At FEMSA and FEMSA Comercio, we are constantly analyzing the different opportunities that may be available for our businesses, including within the Texas market.

• We have requested the appropriate governmental authorities for an authorization to sell alcoholic beverage products in small format retail stores in Texas, such request is currently being reviewed by the Courts of Texas. We have also presented our arguments to legislative and executive bodies for them to consider an amendment to the law that would more clearly allow FEMSA Comercio to sell alcoholic beverages in Texas than present law.

• If these efforts are successful, and provided that the economic and regulatory environment permits it, FEMSA Comercio estimates that in the first 10 years, approximately USD$850 million could be invested by the Company for the opening of 900 retail stores in Texas.

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This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format store chains including OXXO, the largest and fastest-growing in the Americas. Additionally, through FEMSA Strategic Businesses, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.